UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            CACTUS MULTIMEDIA I, INC.
                 (Name of Small Business Issuer in its charter)

            Delaware                                          65-0907796
 (State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                         Identification Number)

        235 Lincoln Road, Suite 204, Miami Beach, Florida         33139
--------------------------------------------------------------------------------
          (Address of principal executive offices)              (Zip Code)

       Registrant's telephone number, including area code: (305) 672-7200

           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
                                (Title or class)

                                TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
PART I

ITEM 1.       DESCRIPTION OF BUSINESS............................................................            1

ITEM 2.       PLAN OF OPERATION..................................................................            3

ITEM 3.       DESCRIPTION OF PROPERTY............................................................            5

ITEM 4        SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERS AND MANAGEMENT...................................................            6

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS,
              PROMOTERS AND CONTROL PERSONS......................................................            6

ITEM 6.       EXECUTIVE COMPENSATION.............................................................            7

ITEM 7.       CERTAIN RELATIONSHIP AND
              RELATED TRANSACTIONS...............................................................            7

ITEM 8.       DESCRIPTION OF SECURITIES..........................................................            7

PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND
              RELATED STOCKHOLDER MATTERS........................................................            8

ITEM 2.       LEGAL PROCEEDINGS..................................................................            9

ITEM 3.       CHANGES IN AND DISAGREEMENT WITH
              ACCOUNTANTS ON ACCOUNTING AND

              FINANCIAL DISCLOSURE...............................................................            9

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES............................................            9

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................................            9

PART F/S

ITEM 1.       FINANCIAL STATEMENTS AND EXHIBITS

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

         Cactus Multimedia I, Inc. ("Multimedia" or the "Company"), a Delaware corporation, is a development stage company that was incorporated on March 29, 1999 for the purpose of engaging in the business of Internet services and telecommunications. Since inception, the Company has established and created its own web site, grown from three to more than 27 web address links and acquired banners from American Online.com and others. The Company is currently negotiating with telephone switching networks, Local Exchange Carriers ("LECs") and information providers.

         Telephone entertainment services are estimated to be a one billion dollar ($1,000,000,000.00 ) industry growing at 10% per year. Internet entertainment services, including live one-on-one interaction are currently estimated to be a three billion dollar industry ($3,000,000,000.00 ) growing at 100% per year. This growth is expected to further increase with the anticipated availability of Internet access on standard home televisions, and emerging world Internet markets. The Company intends to achieve its growth strategy through aggressive acquisitions of telephone and Internet opportunities.

Industry Background of the Telephone Entertainment Service

         The Company has identified three elements as integral to the success of its telephone entertainment services:

         1. The telephone switching network which permits handling of the large volume of calls, including forwarding, billing, and collection.

         2. Agreements with LECs, which allow a company to contract for billing services directly through LECs. Such charges appear directly on the over 200 million telephone bills that local phone companies send out monthly.

         3. The ability to act as an information provider. This is the function of an advertising agency for an industry, including information creation, placement and tracking of advertising for providing services.

         There are numerous companies which are active in at least one of the three areas, but they either sell their service capability or information to third parties, or they purchase the additional services from another provider. The Company aims to become the low-cost provider in the telephone entertainment industry through vertical integration and carefully controlled expenses.

RISK FACTORS

Limited Operating History; Development Stage Company.

         The Company was formed in March 29, 1999 and has had a very limited operating history, with no sales revenues recorded. To date, the Company had been primarily engaged in the development of its business plan and commencement of business operations on a limited scale. The Company must be considered to be in its development stage and subject to all the risks inherent in any newly formed business including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. Furthermore, no assurance can be given that the Company can undertake meaningful operations and achieve that point where full-scale commercial operations can be realized or, even if such commercial operations can be achieved, that operating profits will be realized in the future. In addition, the Company's business plan and operating strategy involves expansion into businesses and markets (i.e. telecommunications and Internet related products) which are highly competitive and typified by well established and better financed companies with a long established and highly recognized market presence.

Dependence on Key Existing and Future Personnel.

         The Company's success will depend to a large degree upon the efforts and abilities of it's President and sole Director, R S Schmitt. The loss of the services of RS Schmitt could have a material adverse effect on the Company's business prospects and potential earning capacity. As the Company's business plan is implemented, it will need to recruit and retain additional management and key employees in virtually all phases of its operations. There can be no assurances that the Company will be able to recruit or retain such new employees on terms suitable to the Company.

Additional Financing Required B Lack of Traditional Financing Sources.

         The Company is pursuing an aggressive growth strategy which will require substantially more funding. However, there can be no assurance that all, or any part of such additional financing will in fact be realized. The Company may seek such financing from sources such as bank financing or through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be no assurance that any such financing will in fact be available to the Company when needed or upon terms acceptable to the Company.

Continued Control by Existing Stockholders.

         The Company was established by its principal stockholder who continues to own 90% of the outstanding Shares of Common Stock. As a result, this principal stockholder will be in a position to control the affairs of the Company and any matters requiring a stockholder vote, including the election of directors, the amendment of the Company's charter documents, the merger or dissolution of the Company and the sale of all or substantially all of the Company's assets.

Speculative Nature of Company's Possible Operations if an Acquisition or Merger is Facilitated. The success of the Company's proposed plan of operation may depend to a great extent on the operations, financial condition and management of a possible business opportunity. Management may seek business combination(s) with entities having established operating histories to facilitate its growth providing such business fits within its business plan. However, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

Trading of Shares.

         Of the Company's outstanding stock, 1,000,000 shares of Common Stock were issued in accordance with and pursuant to Rule 504 under the Securities Act of 1933, as amended, (the "Act"). Securities sold pursuant to an offering made under Rule 504 are not subject to restrictions on resale under United States federal law. Said securities, however, are subject to transfer restrictions pursuant to the securities laws of the individual states.

ITEM 2.  PLAN OF  OPERATION

Internet

         While the Company has not recognized revenues through September 30, 1999, since inception, the Company has established and created its own web site, grown from three to more than 27 web address links and acquired banners from American Online.com and others.

         The Company intends to become active in Internet entertainment services through the registration of several Internet broadcast channels through registration of Internet domains with InterNIC, an organization responsible for registration of Internet "domains". At present, the Company projects that Internet services will only account for a small percentage of revenues for the Company. However, as the Internet becomes integrated with the standard home television and phone systems, the Company anticipates that a greater proportion of its revenues may be derived from this portion of the business.

Anticipated Expenditures

         The Company also intends to engage in the development of proprietary software and services designed to support and facilitate its Internet services. The development "in-house" of such services as web design, programming and hosting, will allow for cost savings and a competitive edge. The Company intends to focus its development plans on areas integral to its service such as credit card processing, live video conferencing and on-demand video via the Internet. Development of more efficient and secure credit card processing through web interface user management, user fraud control, the ability to support multiple payments methods, fast database lookup and the ability to generate accurate financial and usage reports will enable the Company to streamline billing and provide a more secure environment for its customers. The development of enhanced live video conferencing and on-demand video through such methods as streaming technology and jpg push technology will allow the Company to provide its customers with superior video quality and greater access to the attractions featured on Company web sites. The development of such services may also create the potential for a future profit center for the Company through sales of such services to third parties.

              The principal expense categories are 1) research and development;
         2) working capital; and 3) indirect costs, including general and administrative expenses.

              The heart of the business is research and development. The Company estimates that R & D expenses will amount to 41% to 42% of gross revenues.

         The Company also anticipates indirect expenses, including general and administrative ("G & A") expenses to run between 13% and 19%.

         Since a substantial portion of the business is anticipated to be conducted over the telephone, the various telephone charges will make up a major expense. There are both direct costs of telephone line usage, which are based on actual time used, and additional charges for service, contract, accounting, and billing expenses. The actual usage, which is a variable expense related directly to time and therefore to revenue, is anticipated to be approximately 60% of the total telephone expense. The other charges will be primarily service related and are not significantly affected by usage. The Company anticipates that telephone expenses related directly to sales will be between 13% and 18% of revenues.

         Initially, the Company intends to generate a substantial amount of its business through aggressive acquisitions. Once the Company becomes established, it anticipates a significant amount of repeat business. The Company intends to advertise worldwide utilizing Internet traffic, banners, and click through programs. Advertising is paid for on a monthly basis, on a per click or hit basis, and can be traded for with other click through programmers. Advertising is anticipated to be a substantial portion of gross revenues.

Other Possibilities

         The Company may also seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions on behalf of the Company with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

         The Company will seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources.

Competition

         Markets for the Company's services are characterized by intense competition and rapid change, particularly in the area of telecommunications and Internet services. Furthermore, due to the increased demand for products and services such as those to be offered by the Company, management expects the competition will continue to increase in the future as more companies enter the field of telephone and Internet services. The Company's current and prospective competitors include many companies that have substantially greater name recognition and financial, technical and marketing resources than the Company. Company's competitors may be able to offer customers more competitive pricing or to adapt more quickly than the Company to new technologies and evolving customer requirements. Consequently there can be no assurance that the Company will be able to compete successfully in its target markets.

Employees

         As of the date of this filing, the Company employed one employee. At present, the Company utilizes the services of consultants and other outside sources in the areas of Internet, telecommunications, corporate and financial services. The Company plans to significantly expand its operations and, in connection with such operations will require other consultants and outside services.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company has entered into a one year lease with 305-672-9200 Management, Inc. ("305 Inc.") for its executive offices. These executive offices are located at 235 Lincoln Road, Suite 204, Miami Beach, Florida 33319. This lease is at a rate of $120.00 per year, payable annually, and is automatically renewable by the Company for an additional one year term. RS Schmitt, the Company's sole director and officer, serves as president of 305 Inc.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of September 30, 1999 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

                                                 Number of                        Percentage of
Name and Address                               Shares Owned                       Shares owned
----------------                               ------------                       ------------
R S Schmitt                                        9,000,000                              90%
235 Lincoln Road
Suite 204
Miami Beach, Florida 33139

All Directors & Officers                           9,000,000                              90%
as a group (1 person)


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information concerning each of the Company's directors and executive officers:

         Name                              Age                    Position
         ----                              ---                    --------
         R S Schmitt                       35                     Director, President, Secretary and
                                                                  Treasurer

         R S Schmitt - Mr. Schmitt has been director of the Company since its formation in March 1999, and was recently elected to be President, Secretary, and Treasurer of the Company. Mr Schmitt has extensive experience in the Internet and communications industry. At present, in addition to his duties as a director of the Company, Mr. Schmitt is also a director of the following companies: Computer Consultants & Associates, involved in the development and management of numerous web sites; 305-672-9200 Management, a business management and consulting firm; Mel Schmitt Realty, which handles commercial and residential sales; and Private Client Services, a mortgage brokerage business, which handles both commercial and residential financing. Mr. Schmitt was also the managing partner of the web site "Miami-Exotics." Mr. Schmitt holds a bachelor degree in speech communication, and a minor in business administration.

ITEM 6.  EXECUTIVE COMPENSATION

         Non-employee directors receive reimbursement for out-of-pocket expenses incurred while attending Board meetings and it is intended that they will receive certain non-qualified stock option grants in the future. Directors of the Company who are officers or employees of the Company may also receive extra compensation for their service on the Board in the form of non-qualified stock options. To date, however, no such options have been approved by the Board of Directors for any officer or director of the Company.

         The Company has agreed to pay RS Schmitt $12,000 per year. The Company and Mr. Schmitt have entered into a written employment agreement which commenced May 1, 1999. Mr. Schmitt and the Company have agreed that his salary is payable by the Company utilizing a demand promissory note.

         The following table sets forth all compensation awarded or to be paid by the Company during the period ending December 31, 1999 to its executive officers:

Name and Position                    Salary                   Other Compensation
-----------------                    ------                   ------------------
R S Schmitt, President                $7,000                         None


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has entered into a lease agreement with 305 Inc. for its executive offices. The annual lease amount is $120.00. RS Schmitt, the Company's sole director and officer serves as president of 305 Inc.

         During the period from inception (March 29, 1999) through September 30, 1999, the Company contracted an affiliated company, related by virtue of common ownership, for management and consulting service amounting to $5,000.

         An affiliated company, related by virtue of common ownership, advanced certain expenses on behalf of the Company aggregating approximately $15,000, including consulting, recruiting, legal and other administrative expenses. The affiliated company also agreed to fund existing liabilities of approximately $6,000.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.0001 par value. As of September 30, 1999, there were 10,000,000 shares of Common Stock outstanding. The holders of Common Stock (i) have equal and ratable rights to dividends from funds legally available therefore, when as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights (there are no redemption or sinking fund provisions applicable thereto); and (iv) are entitled to one non-cumulative vote per share on all matters which shareholders may vote at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid for and non-assessable and all Shares which are part of the Offering, when issued, will be fully paid for and non-assessable.

Preferred Stock

         In addition to the 100,000,000 shares of Common Stock, $.0001 par value, the Company is also authorized to issue up to 10,000,000 shares of preferred stock with such rights and preferences as the Board of Directors may so designate. At present, no preferred stock has been issued by the Company, nor have any preferences been set forth by Board of Directors.

Non-cumulative Voting

         The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares of Common Stock, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining Shares of Common Stock will not be able to elect any of the Company's directors.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's Common Stock has never been traded. The Company plans to apply to have its Common Stock traded on the over-the-counter market and listed on the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         Of the 10,000,000 shares of Common Stock outstanding as of December 1, 1999, 9,000,000 shares of Common Stock are "restricted securities" as the term is defined under the Act and must be held indefinitely unless subsequently registered under the Securities Act of 1933, as amended (the "Act") or an exemption becomes available. An exemption which may become available in the future is Rule 144 adopted under the Act. The remaining 1,000,000 outstanding shares of Common Stock were issued in accordance with and pursuant to Rule 504 under Regulation D of the Act and are not subject to restrictions on resale under federal law.

         As of December 1, 1999, the number of holders of the Company's Common Stock was 26.

DIVIDEND POLICY

         The Company has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of the accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On March 29, 1999 the Company issued 9,000,000 shares of Common Stock to R S Schmitt, the founder of Multimedia. These shares of Multimedia were valued at a nominal amount. The Company issued these shares relying upon the exemption from registration requirements of the Act provided by Section 4(2) of the Act.

         Between April 1, 1998 and April 4, 1998, the Company completed a private offering of an aggregate of 1,000,000 shares of Common Stock to 25 investors, all of whom were accredited, pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act at an offering price of $.025 per share. Solicitations were made by the director of the Company. These investors received a disclosure document and financial information concerning Multimedia before they were sold securities.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation limits, the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware General Corporation Law). The Certificate of Incorporation provides further that the Company shall indemnify, to the fullest extent permitted by Delaware General Corporation Law, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to the Company's Certificate of Incorporation, the By-laws provided that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer.

         The Company intends to enter into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers by the Delaware General Corporation Law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from wilful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreements provide generally that the Company will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceeding against them as to which they my be entitled to indemnification. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

         The indemnification provisions in the Company's By-laws, and the indemnity agreements entered into between the Company and its directors and executive officers, may permit indemnification for liabilities arising under the Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Indemnification of officers or persons controlling the company for liabilities arising under the Act, is held to be against public policy by the Securities and Exchange Commission and is therefore unenforceable.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements of the Company are filed as part of this Report:

(1)      Financial Statements                                                            Page
                                                                                         ----
         Report of Independent Auditors..............................................     F-1
         Balance Sheet as of September 30, 1999......................................     F-2
         Statements of Operations, For the
              Period From Inception (March 29, 1999)
              to September 30, 1999..................................................     F-3
         Statement of Changes in Stockholders' Equity
              For the Period From Inception) through
              September 30, 1999.....................................................     F-4
         Statements of Cash Flows, For the
              Period From Inception
              to September 30, 1999..................................................     F-5
         Notes to Financial Statements as of

              September 30, 1999.....................................................     F-6


(2)      Exhibits:

      2.0     Articles of Incorporation
      2.1     By-laws
      3       Specimen Common Stock Certificate
      4       Subscription Agreement

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Cactus Multimedia I, Inc.

Date: December 23, 1999                      /s/ R S Schmitt
                                             -----------------------------
                                             R S Schmitt, President and Director

--------------------------------------------------------------------------------


                            CACTUS MULTIMEDIA I, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            FINANCIAL STATEMENTSFOR
                           THE PERIOD FROM INCEPTION
                            (MARCH 29, 1999) THROUGH
                               SEPTEMBER 30, 1999

--------------------------------------------------------------------------------

C O N T E N T S
                                                                      Page
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS

         Balance Sheet                                                  2

         Statement of Operations                                        3

         Statement of Stockholders' Equity                              4

         Statement of Cash Flows                                        5

         Notes to Financial Statements                                6 - 8

INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

To the Stockholders
Cactus Multimedia I, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Cactus Multimedia I, Inc. (a development stage company) as of September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from inception (March 29, 1999) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cactus Multimedia I, Inc. as of September 30, 1999, and the results of its operations, and its cash flows for the period from inception (March 29, 1999) through September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has minimal working capital as of September 30, 1999. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of the foregoing uncertainties.

Miami, Florida
December 1, 1999

CACTUS MULTIMEDIA I, INC.

--------------------------------------------------------------------------------
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

ASSETS
--------------------------------------------------------------------------------

CASH                                                            $   24,000
--------------------------------------------------------------------------------

TOTAL ASSETS                                                    $   24,000
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

ACCRUED LIABILITIES (NOTE 2)                                    $   20,957

STOCKHOLDERS' EQUITY                                                 3,043
--------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $   24,000
--------------------------------------------------------------------------------

                            See accompanying notes.

CACTUS MULTIMEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (MARCH 29, 1999) THROUGH SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EXPENSES

     Interest                                                  $       500
     Internet services                                                  63
     Management fee                                                  5,000
     Office                                                            344
     Professional fees                                              15,000
     Rent                                                               50
--------------------------------------------------------------------------------

NET LOSS                                                       $    20,957
--------------------------------------------------------------------------------

                            See accompanying notes.

CACTUS MULTIMEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM INCEPTION (MARCH 29, 1999) TO SEPTEMBER 30, 1999
----------------------------------------------------------------------------------------------------------------------------
                                                                      Common stock, $.0001 par value;
                                                                      shares authorized, 100,000,000;
                                                                    issued and outstanding, 10,000,000       Additional
                                                                   --------------------------------------      Paid-In
                  Transaction                          Date              Shares            Par Value           Capital
------------------------------------------------- ---------------- ------------------- ------------------ ------------------
Issuance of founder's shares                          3/31/99            9,000,000         $    900        ( $    900)

Sale of stock for cash ($.025 per share)              4/4/99               960,000               96            23,904

Issuance of stock for note receivable                 4/4/99                40,000                4               996

Net loss from inception (March 29, 1999) to
     September 30, 1999                                                          -                -                 -
------------------------------------------------- ---------------- -------------------   --------------    --------------

              TOTAL                                                     10,000,000         $  1,000          $ 24,000
------------------------------------------------- ---------------- -------------------   --------------    --------------

[RESTUBBED TABLE]

                                                                            Deficit
                                                                          Accumulated
                                                        Note               During the
                                                     Receivable -         Development
                  Transaction                        Stockholder             Stage             Total
------------------------------------------------- ------------------- ------------------ ------------------
Issuance of founder's shares                          $     -              $      -          $        -

Sale of stock for cash ($.025 per share)                    -                     -              24,000

Issuance of stock for note receivable                 (   1,000)                  -                   -

Net loss from inception (March 29, 1999) to
     September 30, 1999                                     -            (   20,957)       (     20,957)
-------------------------------------------------   -------------        --------------    -------------

              TOTAL                                   ( $ 1,000)           ( $ 20,957)       $    3,043
-------------------------------------------------   -------------        --------------    -------------

                             See accompanying notes.

CACTUS MULTIMEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (MARCH 29, 1999) THROUGH SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                                             ( $  20,957)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Changes in operating assets and liabilities:
         Accrued liabilities                                                                                   20,957
--------------------------------------------------------------------------------------------------------------------------
              Net cash used in operating activities                                                                 -

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from the issuance of common stock and capital contributions                                      24,000
--------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH, representing cash balance at September 30, 1999                                       $  24,000
--------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures:
--------------------------------------------------------------------------------------------------------------------------

     Interest paid                                                                                          $       -
--------------------------------------------------------------------------------------------------------------------------

     Income taxes paid                                                                                      $       -
--------------------------------------------------------------------------------------------------------------------------

                            See accompanying notes.

CACTUS MULTIMEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

                  Organization and Business Activity

                  Cactus Multimedia I, Inc. (the "Company") was incorporated in March 1999, under the laws of the State of Delaware. The Company's business activities to date have primarily consisted of the formation of a business plan for internet and telephone entertainment services.

                  The Company intends to become an operating company active in internet entertainment services through the registration of internet domains with InterNIC. In addition, the Company may also engage in the development of proprietary software and services designed to support and facilitate its internet services.

                  The Company intends to file the necessary forms to become a US public company and to register certain shares of its common stock via a Form 10-SB. Once public, the company intends to be available as a public shell to be acquired or to merge with another entity.

                  The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage company.

                  Use of Estimates

                  The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                  Preferred Stock

                  The Company has the authority to issue 10,000,000 shares of preferred stock, par value $0.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors. At September 30, 1999 no preferred stock shares were issued and outstanding.

                  Income Taxes

                  The Company accounts for income taxes according to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method specified by SFAS No. 109, deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

--------------------------------------------------------------------------------
NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

                  Impact of the "Year 2000" Computer Issue

                  Because computers frequently use only two digits to recognize years, on January 1, 2000, many computer systems, as well as equipment that uses embedded computer chips, may be unable to distinguish between the years 1900 and 2000. If not remediated, this problem could create system errors and failures resulting in the disruption of normal business operations. In the event the Company fails to identify or correct a material Year 2000 problem, there could be disruptions in normal business operations, which could have a material adverse effect on the Company's results of operations, liquidity or financial condition. Further, there may be some third parties, such as governmental agencies, utilities, telecommunication companies, vendors, suppliers and customers who may not be able to continue business with the Company due to their own Year 2000 problems. Also, risks associated with some foreign third parties may be greater since there is general concern that some entities operating outside the United States are not addressing Year 2000 issues on a timely basis. There can be no assurance that any efforts made will fully mitigate the effect of Year 2000 issues.

--------------------------------------------------------------------------------
NOTE 2.           RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

                  The Company leases its office facility on an annual basis from a company related by virtue of common ownership. Total rent expense amounted to $50 for the period from inception (March 29, 1999) through September 30, 1999.

                  During the period from inception (March 29, 1999) through September 30, 1999, the Company contracted an affiliate, related by virtue of common ownership, for management and consulting services amounting to $5,000.

                  An affiliate, related by virtue of common ownership, paid certain expenses on behalf of the Company aggregating approximately $15,000, including consulting, recruiting, legal and other administrative expenses. The Company owes the affiliate $15,000 and the obligation is included in accrued liabilities.

--------------------------------------------------------------------------------
NOTE 3.           INCOME TAXES
--------------------------------------------------------------------------------

                  At September 30, 1999 the Company had a deferred tax asset of approximately $3,000, resulting from net operating losses of approximately $21,000. The deferred tax asset is offset entirely by a valuation allowance. The net operating loss will expire in 2019.

                  Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

--------------------------------------------------------------------------------
NOTE 4.           GOING CONCERN
--------------------------------------------------------------------------------

                  As discussed in Note 1, the Company has been in the development stage since its inception on March 29, 1999. At September 30, 1999 the Company has minimal working capital available to fund operations and may not be able to commence and/or sustain operating activity. The Company believes however it has sufficient funds to commence operations and it intends to fund future operations from operating cash flows and/or from a merger with another operating entity.